Exhibit 99.5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the years ended December 31, 2020 and 2019

March 31, 2021

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

NON-GAAP MEASURES	3

FORWARD-LOOKING STATEMENTS	3

OVERVIEW	5

SUMMARY OF FACTORS AFFECTING OUR PERFORMANCE	5
Number of Clinics	5
Competition	6
Industry Trends	6

HOW WE ASSESS THE PERFORMANCE OF OUR BUSINESS	6
GAAP Measures	6
Non-GAAP Measures	8

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	8
Acquisition Activity	8
Newly Adopted Accounting Standards	9
Segments	9

RECENT DEVELOPMENTS	9
GAAP Adoption	9
COVID-19	9
Tuck-in Acquisitions	10
Government Payments	10
Amended May 2019 Loans	11
2025 Senior Notes	11
ADG Acquisition Earn-out	11
Exercise of Certain RSUs and Warrants	12
Subsequent Events	12

RESULTS OF OPERATIONS	13

SELECTED CONSOLIDATED BALANCE SHEET INFORMATION	19

SELECTED FINANCIAL INFORMATION	21

LIQUIDITY AND CAPITAL RESOURCES	22
General	22
Lending Arrangements and Debt	23

CONTRACTUAL OBLIGATIONS	25

FINANCIAL INSTRUMENTS	25

OFF-BALANCE SHEET ARRANGEMENTS	26

SHARE INFORMATION	26

RELATED PARTY TRANSACTIONS	26

CRITICAL ACCOUNTING ESTIMATES	27
Accounts Receivable	27
Impairment of Goodwill and Long-Lived Assets	27
Income Taxes	28
Business Combinations	28

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	28

RISK FACTORS	29

IFRS TO GAAP RECONCILIATION	30

ADDITIONAL INFORMATION	31

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis dated March 31, 2021 (“MD&A”) provides information concerning Akumin Inc.’s (“Akumin” or the “Company”) financial condition and results of operations. You should read the following MD&A together with our audited consolidated financial statements and related notes for the year ended December 31, 2020 (the “2020 Annual Financial Statements”). This MD&A contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of certain factors, including, but not limited to, those which are not within our control. See “Forward-Looking Statements”.

Amounts stated in this MD&A are in thousands of U.S. dollars, unless otherwise stated.

Non-GAAP Measures

This MD&A makes reference to certain non-GAAP measures. These non-GAAP measures are not recognized measures under United States generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP. There is unlikely to be comparable or similar measures presented by other companies. Rather, these non-GAAP measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. We use non-GAAP financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-GAAP measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We believe the use of these non-GAAP measures, along with GAAP financial measures, enhances the reader’s understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value, and making investment decisions. We also believe that securities analysts, investors, and other interested parties frequently use non-GAAP measures in the evaluation of issuers. Our management uses non-GAAP measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-GAAP measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Company before interest expense (net), income tax expense (benefit) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, deferred rent expense (credit) and one-time adjustments.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the total revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense, taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities laws. Forward-looking statements describe our future plans,

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strategies, expectations and objectives, and are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained in this MD&A include, without limitation, statements regarding:

●	expected performance and cash flows;
●	changes in laws and regulations affecting the Company;
●	expenses incurred by the Company as a public company;
●	future growth of the diagnostic imaging market;
●	changes in reimbursement rates by payors;
●	the outcome of litigation and payment obligations in respect of prior settlements;
●	the availability of radiologists at our contracted radiology practices;
●	competition;
●	acquisitions and divestitures of businesses;
●	potential synergies from acquisitions;
●	non-wholly owned and other business arrangements;
●	access to capital and the terms relating thereto;
●	technological changes in our industry;
●	successful execution of internal plans;
●	compliance with our debt covenants;
●	anticipated costs of capital investments; and
●	future compensation of named executive officers.

Such statements may not prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

●	our ability to successfully grow the market and sell our services;
●	general market conditions in our industry;
●	our ability to service existing debt;
●	our ability to acquire new centers and, upon acquisition, to successfully market and sell new services that we acquire;
●	our ability to achieve the financing necessary to complete our acquisitions;
●	our ability to enforce any claims relating to breaches of indemnities or representations and warranties in connection with any acquisitions;
●

market conditions in the capital markets and our industry that make raising capital or consummating acquisitions difficult, expensive or both, or which may disrupt our annual operating budget and forecasts;

●	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;
●	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;
●	changes in laws and regulations;
●	the loss of key management or personnel;
●

the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

●

the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. The reader is cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

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●	no unforeseen changes in the legislative and operating framework for our business;
●	no unforeseen changes in the prices for our services in markets where prices are regulated;
●	no unforeseen changes in the regulatory environment for our services;
●	a stable competitive environment; and
●	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives, there may be other factors that could cause our results to differ from what we currently anticipate, estimate, or intend. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

We qualify all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

Overview

We are a provider of outpatient diagnostic imaging services in the United States. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders to help reduce unnecessary invasive procedures, determine the appropriate amount of care and minimize the cost for patients. Our services include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), ultrasound, X-ray, mammography as well as other diagnostic or interventional radiology procedures.

We seek to develop leading positions in regional markets to leverage operational efficiencies. Our scale and density within selected geographies in the United States provides for long-term relationships with key payors, radiology groups and referring physicians. Our operations team is dedicated to meeting our standards of patient care, managing relationships with local physicians and payors, and improving profitability. We provide corporate training programs, standardized policies and procedures and share best practices among the physicians in our regional networks so that they can be implemented.

Our scalable and integrated operating platform supports our ability to drive organic growth, realize cost efficiencies and create value from integrating acquisitions. Strategic acquisitions and organic growth have helped us strengthen our position in core geographies.

Summary of Factors Affecting Our Performance

Building on our track record, we believe that we have an important growth opportunity ahead of us. We believe that our performance and ability to achieve both organic and non-organic growth depends on many factors. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below and in the “Risk Factors” section of this MD&A.

Number of Clinics

We have a meaningful opportunity to continue to grow the number of our diagnostic imaging facilities in the United States through organic and non-organic growth. The opening and success of new facilities is subject to many factors, including our ability to finance acquisitions, build relationships with referring doctors in new regions, and negotiate suitable lease terms for new locations, among other factors, some of which are beyond Akumin’s control.

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The following table shows the number of Akumin diagnostic imaging facilities as at each given date:

	As at Dec 31, 2020	As at Dec 31, 2019	As at Dec 31, 2018	As at Dec 31, 2017

Number of Diagnostic Imaging Facilities	127	129	96	74

During fiscal 2020, the Company permanently closed two centers in Texas, one center in Pennsylvania, and one center in Delaware. The Company completed the acquisition of two individual centers, one in Illinois and one in Florida, on January 1, 2020. The operations of those closed centers were consolidated into neighboring centers. While the COVID-19 pandemic may have accelerated the closure of these centers, management views the closure of these centers as being in the ordinary course of operations.

Competition

The market for diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our facilities, the location of our facilities and the quality of our diagnostic imaging services. In the markets in which we are operating, or anticipate operating, we compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment.

We also face competition from other diagnostic imaging companies and investors in acquiring diagnostic imaging centers, which makes it more difficult to find attractive acquisition targets on favourable terms.

Akumin’s multi-modality imaging offering provides a one-stop-shop for patients and referring physicians and diversifies the Company’s revenue sources. The Company’s scalable and integrated operating platform is expected to create value from future acquisitions, cost efficiencies, and organic growth.

Industry Trends

Our revenue is impacted by changes to U.S. healthcare laws, our partners’ and contractors’ healthcare costs, and/or reimbursement rates by payors.

How We Assess the Performance of Our Business

The key performance indicator measures below are used by management in evaluating the performance of and assessing our business. We refer to certain key performance indicators used by management and typically used by our competitors in the diagnostic imaging industry, certain of which are not recognized under GAAP. See “Non-GAAP Measures”.

GAAP Measures

Revenue. Our revenue is comprised of service fee revenue and other revenue. The following is a brief description of the components of our revenue:

●

Service fee revenue is recorded during the period in which the Company’s performance obligations are satisfied, based on the estimated collectible amounts from the patients and third party payers. The Company’s performance obligations are satisfied when services are rendered to the patient. Since the gap between payment and delivery of services to patients is generally expected to be less than one year, the Company does not adjust the service fee revenue for a significant financing component, as a practical expedient. Third party payers include federal and state agencies (under the Medicare and Medicaid programs), managed care health

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plans, commercial insurance companies, attorneys, and employers. Estimates of contractual allowances and the transaction price are based on the terms specified in the related contractual agreements, negotiated rates and historical and expected payment patterns. The Company estimates its expected reimbursement for patients based on the applicable contract terms and negotiated rates. The Company believes its review process enables it to identify instances on a timely basis where such estimates need to be revised.

●

Other revenue consists of miscellaneous fees under contractual arrangements, including service fee revenue under capitation arrangements with third party payers, management fees, government grants and fees for other services provided to third parties. Revenue is recorded during the period in which the Company’s performance obligations under the contract are satisfied by the Company.

Other GAAP measures. The management also uses net income attributable to shareholders of Akumin in evaluating the performance of and assessing our business.

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Non-GAAP Measures

This MD&A makes reference to certain non-GAAP measures. For a discussion on how we utilize non-GAAP measures, see the section above under the heading “Non-GAAP Measures”. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted net income attributable to shareholders of Akumin to the most directly comparable GAAP financial performance measure.

(in thousands)	Three-month period ended Dec 31, 2020	Three-month period ended Dec 31, 2019	Year ended Dec 31, 2020	Year ended Dec 31, 2019
Net income (loss) attributable to shareholders of Akumin	(21,825)	3,273	(20,398)	9,428
Income tax provision (benefit)	(4,785)	3,588	(5,750)	3,736
Depreciation and amortization	5,050	4,228	20,460	15,587
Interest expense	8,343	7,627	32,781	20,783
EBITDA	(13,217)	18,716	27,093	49,534
Adjustments:
Stock-based compensation	358	749	2,084	3,555
Settlement costs (recoveries)	(167)	(443)	2,324	(1,881)
Acquisition-related costs	605	410	1,079	3,403
Operational financial instrument revaluation and other (gains) losses	383	360	(3,908)	1,017
Other financial instruments revaluation and other (gains) losses	18,198	(269)	22,079	1,806
Deferred rent expense (credit) (1)	(48)	708	2,953	2,380
One-time adjustments (2)	9,749	-	-	-
Adjusted EBITDA	15,861	20,231	53,704	59,813
Revenue	58,195	77,026	251,283	247,436
Adjusted EBITDA Margin	27%	26%	21%	24%

Adjusted EBITDA	15,861	20,231	53,704	59,813
Less:
Depreciation and amortization	5,050	4,228	20,460	15,587
Interest expense	8,343	7,627	32,781	20,783
Sub-total	2,468	8,376	463	23,443
Effective tax rate (3)	24.1%	24.3%	24.1%	24.3%
Tax effect	594	2,031	111	5,685
Adjusted net income attributable to shareholders of Akumin	1,874	6,345	352	17,758

(1)	Based on note 9 of the Company’s 2020 financial statements; Deferred rent expense (credit) is defined as operating lease cost less operating cash flows from operating leases.
(2)

$9,749 is the sum of the $9,249, a one-time adjustment to revenue resulting from changes to estimates of implicit price concessions and $500, a one-time adjustment to expenses for incentive-based cash compensation. See “Results of Operations - One-time adjustments – revenue” and “Results of Operations - One-time adjustments – expenses” below.

(3)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.

Factors Affecting the Comparability of Our Results

Acquisition Activity

The timing of acquisitions and the opening of new facilities impacts our revenue and the comparability of our results from period to period. In addition, facilities operating in different regions in the United States may have dissimilar results due to prevailing reimbursement rates for diagnostic imaging services or other factors.

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Newly Adopted Accounting Standards

As noted below, the Company adopted GAAP as the basis of preparation for the 2020 Annual Financial Statements effective for the fiscal year-ended December 31, 2020. Please refer to note 18 of the 2020 Annual Financial Statements for discussion of standards and interpretations that are issued, but not yet effective, up to the date of issuances of the consolidated financial statements.

Segments

We identify our reporting segments based on the organizational units used by management to monitor performance and make operating decisions. We have identified one operating segment: outpatient diagnostic medical imaging services.

Recent Developments

GAAP Adoption

The Company adopted GAAP as the basis of preparation for the 2020 Annual Financial Statements effective for the fiscal year-ended December 31, 2020. Previously, the Company’s financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for the period up to and including the 9-months ended September 30, 2020. On August 28, 2020, the Company filed a Form 40-F with the United States Securities and Exchange Commission pursuant to Section 12 of the Securities Exchange Act of 1934. This filing resulted in the Company becoming an “SEC Issuer” for purposes of National Instrument 51-102 — Continuous Disclosure Obligations and as such the Company is entitled to prepare and report its financial statements in GAAP as opposed to IFRS.

Refer to the “IFRS to GAAP Reconciliation” section for a reconciliation of amounts previously reported under IFRS to GAAP for the fiscal 2019 period.

COVID-19

Commencing during the three-month period ended March 31, 2020, and continuing through the present and beyond, a pandemic relating to the novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic, with various cities, counties, states and countries around the world responding or having responded in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non-essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most affected, to what extent containment measures will be applied, or the nature and timing of possible vaccinations. Imaging centers are healthcare facilities, and are generally considered an essential service with the expectation that they continue to operate during the pandemic. However, actions taken by government, referring physicians or individuals, in response to containment or avoidance of COVID-19 may impact a patient’s ability or decision to seek imaging services at a given time. Such actions may have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is the potential that certain non-urgent services that may be deferred without significant harm to a patient’s health may be delayed, either by us in response to local laws or public health guidance or voluntarily by the patient. In addition, the COVID-19 pandemic may impact supply chains, including our supply of personal protective equipment, and lead to personnel shortages, each of which could impact our ability to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, we may incur incremental credit losses beyond what is currently expected, reduced revenue and income and asset impairments. See “Risk Factors” below.

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The Company instituted several realignment and cost containment measures to respond to the drop in volume that resulted from the COVID-19 pandemic and related government orders. On March 23, 2020, the Company issued a press release to describe the realignment of its operational resources to dedicate certain imaging centers to focus on patients showing active symptoms of COVID-19 in an effort to better allocate resources and respond to public health needs associated with the COVID-19 pandemic.

The Company’s cost containment measures included the temporary closure of 17 of the Company’s imaging centers to consolidate volume to nearby centers and reduced operating hours at the remainder of its imaging centers, with highest number of centers closed in mid-April, 2020. At that same time, the Company furloughed or laid off nearly 29% of its workforce, reduced work hours for its hourly personnel and reduced salaries by up to 20%, as well as negotiated deferral of certain costs due to landlords and other vendors.

In light of the improving business environment for the Company, reflected by increases in relative-value-units (“RVUs”) volume in Q3 2020 and Q4 2020, without contribution from new acquisitions (please refer “Selected Financial Information” below), the Company gradually increased its workforce through the remainder of 2020 (though total personnel remained below pre-COVID-19 levels through to the end of 2020). Effective January 1, 2021, all reduced salaries had been returned to normal levels. Clinical operations have resumed to normal operating hours as patient volumes allow and substantially all of the clinics that had temporarily closed due to the COVID-19 pandemic have resumed normal operations. If the future economic or legislative environment related to the COVID-19 pandemic again leads to weakened business volume, the Company might re-institute cost containment measures similar to those described above in order to preserve its liquidity.

The Company did not alter its capital expenditure plans in 2020 as a result of the pandemic in any material manner.

Since the start of the COVID-19 pandemic, the Company has increased the frequency of disinfecting its clinical areas, with a focus on “high touch” areas, procured increased inventories of personal protective equipment (such as masks, gowns, and gloves) and took precautions to follow guidance from the Centers for Disease Control (or CDC) and relevant state health departments in its clinics and corporate offices. To date, the Company has generally been able to procure enough personal protective equipment to meet its requirements.

As noted below (see “Recent Developments – 2025 Senior Notes”), in November 2020, the Company issued 7.0% fixed interest rate notes to refinance its variable interest rate long-term debt. This reduced interest rate risk for the Company which could have otherwise negatively affected the Company during the pandemic. As of December 31, 2020, the Company’s cost of capital has not been negatively affected due to COVID-19.

Finally, as further described below (see “Recent Developments – Government Payments”), the Company received grant funds in April 2020 and December 2020 from Health and Human Services and advanced payments in April 2020 from Centers for Medicare and Medicaid Services, both of which were made available under U.S. federal government stimulus made available pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).

Tuck-in Acquisitions

On January 1, 2020, the Company acquired, through subsidiaries, and in two separate transactions, a single outpatient diagnostic imaging center in Coral Springs, Florida and a single outpatient diagnostic imaging center in Crystal Lake, Illinois, for aggregate cash consideration of approximately $3.3 million (the “2020 Acquisitions”). Both acquisitions were opportunities for the Company to increase its presence in their respective markets.

Government Payments

In April 2020, the Company received approximately $1.1 million under the first appropriation made by Health and Human Services (“HHS”) to Medicare providers pursuant to the CARES Act. Subsequently, in December 2020, the Company received an additional grant from the HHS of approximately $4.1 million. Additional grants may be available to the Company through subsequent appropriations under this program. The Company applied for these grants after determining that it was eligible to do so and has incurred expenses and experienced loss of revenue that are eligible to be

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reimbursed under these grants. The grants received are recorded in the consolidated statements of operations comprehensive income (loss) in the category “Other revenue”.

In April 2020, the Company received approximately $3.1 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (“CMS”). These payments are currently required to be repaid beginning one year after their receipt, being in or about April 2021, through the adjudication of Medicare claims over a future period. These payments to the Company are recorded in the consolidated balance sheets in the category “Accounts payable and accrued liabilities” until earned.

Amended May 2019 Loans

The credit agreement related to the Amended May 2019 Loans (as defined below) was amended on June 2, 2020. Pursuant to this amendment, Akumin’s revolving credit facility was increased from $50 million to $69 million. Any draw on the revolving credit facility above a principal amount of $50 million would require consent of lenders holding two-thirds of the outstanding principal of the Term Loan B (as defined below) facility and lenders holding two-thirds of the outstanding principal of the other senior credit facilities. As at the time of the amendment, the Company had approximately $28.4 million drawn on its revolving credit facility.

Among other things, the amendment adjusted Akumin’s leverage and fixed charge ratios for the four quarters ended March 31, 2021, providing the Company with greater flexibility in its financial ratio covenants. While no prepayment is required, if a prepayment is made on the Term Loan B (as defined below) facility, an additional payment equal to 2% of the amount prepaid must be paid at the time of prepayment until June 2, 2021, and equal to 1% of the amount prepaid within the subsequent 12 months. As discussed under “Recent Developments — 2025 Senior Notes” below, the Amended May 2019 Loans (as defined below) were completely settled in November 2020.

2025 Senior Notes

On November 2, 2020, the Company closed its previously announced offering of $400 million of aggregate principal amount of 7.00% senior secured notes due November 1, 2025 (the “2025 Senior Notes”). The net proceeds from this offering were used to repay in full the Amended May 2019 Loans (as defined below) and the net derivative financial instrument liabilities and to pay related financing fees and expenses. The balance was retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by the Company and each of its direct or indirect wholly owned subsidiaries, including professional service affiliates of the Company.

Concurrently with the closing of the 2025 Senior Notes, the Company entered into a new revolving credit agreement (the “November 2020 Revolving Credit Agreement”) with BBVA USA, as administrative and collateral agent, to provide for a senior secured revolving credit facility in an aggregate principal amount of $55 million (the “November 2020 Revolving Facility”), with sub-limits for the issuance of letters of credit and for swingline loans. The November 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes. The November 2020 Revolving Facility will mature on the date that is five years after the issue date (the “November 2020 Revolving Facility Maturity Date”); provided that, if more than $50 million in aggregate principal amount of notes is outstanding on the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date, then the November 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date.

The availability of borrowings under the November 2020 Revolving Facility is subject to customary terms and conditions. As of December 31, 2020, the Company had no drawdowns on the new revolving credit facility.

ADG Acquisition Earn-out

On November 2, 2020, the Company reached a settlement with the sellers of its Georgia business pursuant to the process contemplated by the purchase agreement for that business which valued the ADG Acquisition Earn-out (as defined below) at approximately $9.4 million. In accordance with the terms of the purchase agreement between the parties, 50% of

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the value of ADG Acquisition Earn-out (approximately $4.7 million) was paid within five business days after the value was finally determined, being November and the balance is to be paid six months thereafter, in May 2021.

Exercise of Certain RSUs and Warrants

As at December 31, 2019, the Company had 337,500 restricted share units (“RSUs”) outstanding. All of these outstanding RSUs vested between January 1, 2020 and March 12, 2020. 285,000 of these RSUs were settled for common shares on March 12, 2020 in accordance with the terms of the Company’s RSU plan, resulting in 52,500 vested RSUs outstanding as at March 31, 2020. All of the remaining 52,500 RSUs were settled for common shares in accordance with the terms of the Company’s RSU plan during the three-month period ended June 30, 2020. As at June 30, 2020 and through the balance of fiscal 2020, the Company had no RSUs outstanding.

During May 2018, the Company had issued 525,000 warrants to purchase common shares on a 1:1 basis at an exercise price of $4.00 per common share. These warrants were not exercised into common shares and expired on May 2, 2020.

Subsequent Events

a)

The Company announced on February 11, 2021 that it completed its private offering of $75 million aggregate principal amount of additional 7.00% senior secured notes due November 2025 (the “New Notes”). The New Notes were offered as additional notes under the same indenture as the previously issued 2025 Senior Notes and will be treated as a single series with the 2025 Senior Notes.

The Company expects to use the net proceeds from this offering for future acquisitions, with any unused proceeds to be used for working capital and other general corporate purposes, which may include reducing debt. The New Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each wholly owned subsidiary of the Company, including professional service affiliates of the Company and the guarantors.

b)

Effective March 1, 2021, the Company completed a common equity investment in an artificial intelligence business as part of a private placement offering for approximately $4.6 million. The target develops artificial intelligence aided software programs for use in medical businesses, including outpatient imaging services of the sort provided by the Company. As a result of the investment, a previous investment in a convertible note instrument issued by the target to the Company in May 2020 converted for common equity. The Company’s total investment is estimated to be valued at approximately $8.0 million and represents a 34.5% interest in the target. In addition, the Company holds share purchase warrants which, subject to the occurrence of certain events, and the payment of approximately $0.4 million, would entitle the Company to acquire a further 2.4% interest in the target’s common equity.

c)

On March 9, 2021, the Board granted 645,000 RSUs and 70,000 options to certain employees and consultants of the Company pursuant to the Company’s RSU plan and stock option plan, respectively, in connection with the Company’s equity bonus awards. In addition, 84,032 RSUs were granted to non-executive directors of the Company as part of their 2021 compensation and 50,000 RSUs were awarded as part of a signing bonus to an executive who started with the Company on March 29, 2021. Subject to and in accordance with the terms of the RSU plan, 50% of the RSUs granted will vest and settle for common shares one year after the date of grant and the remaining 50% will vest and settle for common shares two years after the date of grant. Subject to and in accordance with the stock option plan, the options were granted with an exercise price of $3.58 per share, representing the 5-day volume weighted average price of the shares prior to the date of grant and an expiry date of 7 years after the date of grant. The options granted will vest as follows: 34% of the grant vest one year after the date of grant, 33% two years after the date of grant and the remaining 33% three years after the date of grant.

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Results of Operations

(i)	Three-month period ended December 31, 2020 compared to three-month period ended December 31, 2019

The following tables summarize our results of operations for the three-month period ended December 31, 2020 compared to the three-month period ended December 31, 2019.

(in thousands)	Three-month period ended Dec 31, 2020	Three-month period ended Dec 31, 2019
Service fees – net of allowances and discounts	53,600	76,253
Other revenue	4,595	773
Revenue	58,195	77,026

Employee compensation	21,967	25,442
Reading fees	9,964	11,002
Rent and utilities	7,319	7,532
Third party services and professional fees	5,204	6,447
Administrative	3,629	3,562
Medical supplies and other expenses	3,178	2,902
Depreciation and amortization	5,050	4,228
Stock-based compensation	358	749
Operational financial instruments revaluation and other (gains) losses	383	360
Interest expense	8,343	7,627
Settlement costs (recoveries)	(167)	(443)
Acquisition related costs	605	410
Other financial instruments revaluation and other (gains) losses	18,198	(269)
Income (loss) before income taxes	(25,836)	7,447
Income tax provision (benefit)	(4,785)	3,588
Non-controlling interests	774	616
Net income (loss) attributable to shareholders of Akumin	(21,825)	3,273

Adjusted EBITDA (in thousands)	Three-month period ended Dec 31, 2020	Three-month period ended Dec 31, 2019
Revenue	58,195	77,026
Less:
Employee compensation	21,967	25,442
Reading fees	9,964	11,002
Rent and utilities	7,319	7,532
Third party services and professional fees	5,204	6,447
Administrative	3,629	3,562
Medical supplies and other expenses	3,178	2,902
Deferred rent (expense) credit	48	(708)
Sub-total	51,309	56,179
Non-controlling interests	774	616
One-time adjustments	(9,749)	-
Adjusted EBITDA	15,861	20,231
Adjusted EBITDA Margin	27%	26%

AKUMIN INC | Management’s Discussion and Analysis | 2020	13

Volume and revenue. The Company reports the measurement of volume of diagnostic imaging procedures at its facilities based on RVUs. RVUs are a standardized measure of value used in the United States Medicare reimbursement formula for physician services. RVUs related to service fee revenues in the three-month period ended December 31, 2020 were 1,533 (in thousands) compared to 1,583 in the three-month period ended December 31, 2019. In fiscal 2019, the Company completed an acquisition in Davie, Florida effective April 1, 2019, the acquisition of Advanced Diagnostic Group and its related entities effective May 31, 2019, an acquisition in Deltona, Florida effective May 31, 2019, an acquisition in El Paso, Texas effective August 16, 2019 and an acquisition in West Palm Beach, Florida effective October 4, 2019 (collectively, the “2019 Acquisitions”). The Company completed two separate acquisitions on January 1, 2020, one for an outpatient diagnostic imaging center in Coral Springs, Florida and one for an outpatient diagnostic imaging center in Crystal Lake, Illinois (the “2020 Acquisitions”). Excluding or pro rating for the contribution of acquisitions, on a same-center basis, RVUs were 1,488 in the three-month period ended December 31, 2020 compared to 1,575 in the three-month period ended December 31, 2019, which represents a decrease of approximately 6%. This represents a significant recovery from a same-center basis decline of 30% in the three-month period ended June 30, 2020.

One-time adjustments - revenue. In the fourth quarter of 2020, due to slow down in collections of receivables, the Company changed its estimates of the implicit price concessions related to its customers, primarily based on historical experience of collections impacted by the pandemic and the integration of diagnostic imaging centers acquired in 2018 and 2019. The result of this change in estimate resulted in an increase as compared to the year ended December 31, 2019 to the cumulative implicit price concessions for outstanding receivables by approximately $12.3 million ($9.4 million net of tax) in the year ended 2020, or $0.13 per share (basic and diluted) for the three and twelve months ended December 31, 2020. Since the impact of the change in estimate for the entire year is affected in the fourth quarter of 2020, an adjustment is made for three-quarters of the $12.3 million, or $9,249. Management believes the events leading to these adjustments will not materially impact future revenues.

Revenue was $58,195 and $77,026 for the three-month periods ended December 31, 2020 and 2019, respectively. The variance is mainly due to the 2019 Acquisitions and 2020 Acquisitions and HHS grants received under the CARES Act of $4,053 (see “Recent Developments – Government Payments”), offset by impact of the above noted one-time adjustment of $9.2 million, lower volume (approximately 3% overall as compared to 6% decline on a same-center basis) and lower service fee revenue per RVU (approximately 15%; it includes the add back of the above noted one-time adjustment of $9.2 million). The lower volume is due to the current economic environment and reduced demand for imaging services as a result of the COVID-19 pandemic and related government “stay-at-home” orders and other restrictions, as well as patients deferring elective procedures, which would have required our imaging services, due to the pandemic. The lower service fee revenue per RVU resulted from higher implicit price concessions and payor and service mix. Going forward, the Company expects organic growth to improve, however, the COVID-19 pandemic may result in fluctuation of organic growth rates over time.

In the three-month period ended December 31, 2020, approximately 10% of service fee revenue (after adjusting for certain net implicit price concessions included in the one-time adjustment noted above) was earned from attorney payors, compared to approximately 7% in the three-month period ended December 31, 2019.

Employee compensation. Payroll and staffing costs, as a percentage of revenue, increased from 33% to 38% in the three-month period ended December 31, 2020 compared to the three-month period ended December 31, 2019. The increase, as a percentage of revenue, is mainly due to the above noted one-time adjustment to revenue of $9.2 million and an additional $500 in incentive-based compensation accrued for management in the three-months ended December 31, 2020 which had not previously been accrued (refer to “one-time adjustments” noted below) partly offset by the 2019 Acquisitions, 2020 Acquisitions, HHS grants received and cost control measures taken in response to the COVID-19 pandemic. Expenses for employee compensation were approximately $3,475 lower for the three-month period ended December 31, 2020 compared to the three-month period ended December 31, 2019 due mainly to furloughs, layoffs and salary cuts as part of the Company’s cost containment measures in response to the COVID-19 pandemic. See “Recent Developments – COVID-19” above.

Reading fees. Reading fees, as a percentage of revenue, increased from 14% to 17% in the three-month period ended December 31, 2020 compared to the three-month period ended December 31, 2019. The increase is mainly due to the above noted one-time adjustment related to revenue, partly offset by HHS grants received. Our reading fees are largely based on the volume of procedures performed. As a result, reading fee expenses are variable and closely tied to revenue.

Rent and utilities. Rent and utilities, as a percentage of revenue, increased from 10% to 13% in the three-month period ended December 31, 2020 compared to the three-month period ended December 31, 2019. The increase, as a percentage of revenue, is mainly due to reduction in revenue arising from increased implicit price concessions, lower volume

AKUMIN INC | Management’s Discussion and Analysis | 2020	14

due to weaker economic environment, impact of the above noted one-time adjustment to revenue, partly offset by HHS grants received and the relatively fixed nature of rent and utilities expense. Rent and utilities expenses for the three-month period ended December 31, 2020 were broadly comparable to the three-month period ended December 31, 2019.

Third party services and professional fees. Third party services and professional fees, as a percentage of revenue, increased from 8% to 9% in the three-month period ended December 31, 2020 compared to the three-month period ended December 31, 2019. The increase, as a percentage of revenue, is mainly due to the above noted one-time adjustment to revenue, partly offset by HHS grants received.

Administrative expenses, medical supplies and other expenses. Administrative expenses, medical supplies and other expenses, as a percentage of revenue, increased from 8% to 12% in the three-month period ended December 31, 2020 compared to the three-month period ended December 31, 2019. The increase is mainly due to increased implicit price concessions in the three-months ended December 31, 2020 and relatively lower volume due to weaker economic environment and the above noted one-time adjustment to revenue, partly offset by HHS grants received. Administrative expenses, medical supplies and other expenses increased by approximately $343 for the three-month period ended December 31, 2020 compared to the three-month period ended December 31, 2019, which reflects additional medical supplies expenses incurred for the purchase of personal protective equipment as part of our response to the COVID-19 pandemic as well as additional director and officer insurance premium costs related to the Company having become a registrant with the United States Securities and Exchange Commission.

One-time adjustments - expenses. For the three-month period ended December 31, 2020, one-time adjustments were $500 compared to $nil during the three-month period ended December 31, 2019. These adjustments are related to additional incentive based cash compensation for the nine-month period ended September 30, 2020, which had previously not been accrued.

Adjusted EBITDA. Adjusted EBITDA for the three-month period ended December 31, 2020 was $15,861 compared to $20,231 for the three-month period ended December 31, 2019. The variance is mainly attributable to the 2019 Acquisitions and the 2020 Acquisitions, inclusion of the above noted one-time adjustment that affected revenue and HHS grants received, partly offset by increased implicit price concessions and relatively lower volume due to weaker economic environment. Adjusted EBITDA Margin for the three-month period ended December 31, 2020 was 27% compared to 26% for the three-month period ended December 31, 2019. The increase in margin is mainly due HHS grants received and inclusion of the above noted one-time adjustment to revenue, partly offset by increased implicit price concessions in the three-months ended December 31, 2020.

Net income (loss) attributable to shareholders of Akumin. The net loss attributable to shareholders of Akumin was $21,285 (38% of revenue) for the three-month period ended December 31, 2020 and net income for the three-month period ended December 31, 2019 was $3,273 (4% of revenue). The decrease in net income is mainly due to an $18 million loss on extinguishment of the Amended May 2019 Loans (as defined below), relatively lower volume due to weaker economic environment and additional implicit price concessions due to the one-time adjustment to revenue (as described above), partly offset by approximately $4.1 million in HHS grants received.

AKUMIN INC | Management’s Discussion and Analysis | 2020	15

(ii)  Year ended December 31, 2020 compared to year ended December 31, 2019

The following tables summarize our results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019.

(in thousands)	Year ended Dec 31, 2020	Year ended Dec 31, 2019
Service fees – net of allowances and discounts	243,981	244,841
Other revenue	7,302	2,595
Revenue	251,283	247,436

Employee compensation	84,038	85,900
Reading fees	37,817	35,244
Rent and utilities	30,203	26,332
Third party services and professional fees	21,707	19,084
Administrative	12,876	12,459
Medical supplies and other expenses	11,162	8,784
Depreciation and amortization	20,460	15,587
Stock-based compensation	2,084	3,555
Operational financial instruments revaluation and other (gains) losses	(3,908)	1,017
Interest expense	32,781	20,783
Settlement costs (recoveries)	2,324	(1,881)
Acquisition related costs	1,079	3,403
Other financial instruments revaluation and other (gains) losses	22,079	1,805
Income (loss) before income taxes	(23,419)	15,364
Income tax provision (benefit)	(5,750)	3,736
Non-controlling interests	2,729	2,200
Net income (loss) attributable to shareholders of Akumin	(20,398)	9,428

Adjusted EBITDA (in thousands)	Year ended Dec 31, 2020	Year ended Dec 31, 2019
Revenue	251,283	247,436
Less:
Employee compensation	84,038	85,900
Reading fees	37,817	35,244
Rent and utilities	30,203	26,332
Third party services and professional fees	21,707	19,084
Administrative	12,876	12,459
Medical supplies and other expenses	11,162	8,784
Deferred rent (expense) credit	(2,953)	(2,380)
Sub-total	194,850	185,423
Non-controlling interests	2,729	2,200
Adjusted EBITDA	53,704	59,813
Adjusted EBITDA Margin	21%	24%

AKUMIN INC | Management’s Discussion and Analysis | 2020	16

Volume and revenue. RVUs related to service fee revenues in the year ended December 31, 2020 were 5,641 (in thousands) compared to 5,247 in the year ended December 31, 2019. Excluding or pro rating for the contribution of acquisitions, on a same-center basis, RVUs were 4,635 in the year ended December 31, 2020 compared to 5,203 in the year ended December 31, 2019, which represents a decrease of approximately 11%. However, as mentioned on page 14, the Company experienced a lower decline in same-center volume during the three-month period ended December 31, 2020 relative to the three-month period ended December 31, 2019.

In the fourth quarter of 2020, due to slow down in collections of receivables, the Company changed its estimates of the implicit price concessions related to its customers, primarily based on historical experience of collections impacted by the pandemic and the integration of diagnostic imaging centers acquired in 2018 and 2019. The result of this change in estimate resulted in an increase as compared to the year ended December 31, 2019 to the cumulative implicit price concessions for outstanding receivables by approximately $12.3 million ($9.4 million net of tax) in the year ended 2020, or $0.13 per share (basic and diluted) for the three and twelve months ended December 31, 2020.

Revenue was $251,283 and $247,436 for the year ended December 31, 2020 and 2019, respectively. The variance is mainly due to the 2019 Acquisitions and 2020 Acquisitions and HHS grants received under the CARES Act of $5,126, partly offset by lower same-center volume (approximately 11% as compared to approximately 8% increase in overall volume due to 2019 Acquisitions and 2020 Acquisitions) and lower service fee revenue per RVU (approximately 7%; it includes the impact of the above noted $12.3 million in implicit price concessions). The lower volume is due to the current economic environment, which lessened demand for imaging services as a result of the COVID-19 pandemic and related government “stay-at-home” orders and other restrictions, as well as patients deferring elective procedures, which would have required our imaging services, due to the pandemic. The lower service fee revenue per RVU resulted from increased implicit price concessions and payor and service mix. In response to decreased demand during 2020, management implemented temporary site closures of 17 locations and reduced operating hours for certain sites. In light of the improving business environment for the Company, it has since reopened most of its temporarily closed imaging centers and increased its operating hours. Going forward, the Company expects organic growth to improve, however, the COVID-19 pandemic may result in the fluctuation of organic growth rates over time.

In the year ended December 31, 2020, approximately 10% of service fee revenue was earned from attorney payors, compared to approximately 6% in the year ended December 31, 2019.

Employee compensation. Payroll and staffing costs, as a percentage of revenue, decreased from 35% to 33% in the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease, as a percentage of revenue, is mainly attributable to the 2019 Acquisitions and 2020 Acquisitions and cost control measures taken in response to the COVID-19 pandemic, and HHS grants received. Expenses for employee compensation for the year ended December 31, 2020 were down $1,862 compared to the year ended December 31, 2019 as expenses related to growth from 2019 Acquisitions were offset by furloughs, layoffs and salary cuts as part of the Company’s cost containment measures in response to the COVID-19 pandemic. See “Recent Developments – COVID-19” above.

Reading fees. Reading fees, as a percentage of revenue, increased from 14% to 15% in the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase, as a percentage of revenue, is due to increased implicit price concessions, partly offset by HHS grants received. Our reading fees are largely based on the volume of procedures performed. As a result, reading fee expenses are variable and closely tied to revenue.

Rent and utilities. Rent and utilities, as a percentage of revenue, increased from 11% to 12% in the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase, as a percentage of revenue, is due to increased implicit price concessions, relatively lower volume due to weaker economic environment and the relatively fixed nature of rent and utilities expense, partly offset by HHS grants received. Rent and utilities expenses for the year ended December 31, 2020 increased by $3,871 compared to the year ended December 31, 2019 mainly due to the timing of 2019 Acquisitions and 2020 Acquisitions.

Third party services and professional fees. Third party services and professional fees, as a percentage of revenue, increased from 8% to 9% in the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase, as a percentage of revenue, is mainly due to increased implicit price concessions, partly offset by HHS grants received

Administrative expenses, medical supplies and other expenses. Administrative expenses, medical supplies and other expenses, as a percentage of revenue, increased from 9% to 10% in the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase, as a percentage of revenue, is mainly due to increased implicit price concessions, partly offset by HHS grants received. Administrative expenses, medical supplies and other expenses increased by approximately $2,795 for the year ended December 31, 2020 as compared to the year ended December 31, 2019, due to timing of the 2019 Acquisitions and 2020 Acquisitions, additional medical supplies expenses incurred for the purchase of personal protective equipment as part of our response to the COVID-19 pandemic as well as additional director and officer insurance premium costs related to having become a registrant with the United States Securities and Exchange Commission, all partially offset our cost containment measures implemented in response to the COVID-19 pandemic. See “Recent Developments – COVID-19” above.

AKUMIN INC | Management’s Discussion and Analysis | 2020	17

Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2020 was $53,704 compared to $59,815 for the year ended December 31, 2019. The variance is mainly attributable to the negative impact on our business volume of COVID-19 starting in March 2020, increased implicit price concessions, partly offset by the 2019 Acquisitions, 2020 Acquisitions and HHS grants received. As a result, Adjusted EBITDA Margin for the year ended December 31, 2020 compared to the year ended December 31, 2019, decreased from 24% to 21%.

Net income (loss) attributable to shareholders of Akumin. The net loss attributable to shareholders of Akumin was $20,398 (8% of revenue) for the year ended December 31, 2020 and net income for the year ended December 31, 2019 was $9,428 (4% of revenue). This decrease in net income is mainly due to relatively lower volume due to weaker economic environment, an $18 million loss on extinguishment of the Amended May 2019 Loans (as defined below) and additional implicit price concessions to revenue (as described above), partly offset by the timing of the above noted 2019 Acquisitions and 2020 Acquisitions, cost control measures and approximately $5.1 million in HHS grants received.

AKUMIN INC | Management’s Discussion and Analysis | 2020	18

Selected Consolidated Balance Sheet Information

Consolidated Balance Sheet Information(1) (in thousands)	As at Dec 31, 2020	As at Dec 31, 2019
Cash	44,396	23,389
Total assets	718,685	683,001
Less: Right of use assets	127,062	126,676
Total assets, excluding right of use assets	591,623	556,325
Total debt (2)	537,858	478,584
Less: Operating lease liabilities	132,299	129,050
Total debt, excluding Operating lease liabilities	405,559	349,534
Total non-current liabilities	527,015	477,373
Non-controlling interests	5,526	4,544
Shareholders’ equity attributable to shareholders of Akumin Inc.	134,206	152,519
Cash dividends declared (per-share)	n/a	n/a

(1)	For relevant information for the fiscal year ended as at December 31, 2018, see the discussion below.
(2)

Total debt consists of borrowings under the 2025 Senior Notes, Amended May 2019 Loans, Subordinated Note - Earn-out (as defined below), Wesley Chapel Loan (as defined below), derivative financial instrument liabilities and leases (including finance leases and operating leases), including both the current and non-current portions.

Cash was $44,396 as at December 31, 2020, an increase of $21,007, as compared to $23,389 as at December 31, 2019. The increase in cash during the year ended December 31, 2020 was due to $26,691 from operating activities and $11,399 from financing activities, partly offset by $17,083 used in investing activities.

Accounts receivable were $91,127 as at December 31, 2020, an increase of $8,260, as compared to $82,867 as at December 31, 2019. We do not consider the impact of the COVID-19 pandemic material to the Company’s cash collections. However, from March 2020 through December 2020, the Company’s cash collections were impacted by COVID-19 in the following ways:

●

Paper-filing payors (which represent a small proportion of the Company’s payors as opposed to electronic filing payors) were temporarily delayed due to work-from-home staff’s inability to process paperwork;

●	The Company’s internal and external billing resources were temporarily impacted by the COVID-19 pandemic, resulting in lower than usual available personnel;
●	Payments from attorney payors were lower due to delays in court hearings caused by courthouse closures or deferrals of court cases, and by “stay-at-home” and similar orders; and
●	We believe, certain smaller payors may be delaying payments in order to manage their own cash flows during the pandemic.

The Company has a diverse mix of payors, including private, managed care, capitated and government payors. Credit risk arises from the potential a counterparty will fail to perform its obligations. The Company is exposed to credit risk from its payors but the concentration of the risk is minimized because of the large customer base and its dispersion across different payors.

Collectability of the receivables is actively monitored on an ongoing basis and an allowance or a write-off of allowance for bad debts is established by management. At each reporting period, the Company determines whether an allowance or write-off is required by estimating the expected credit losses based on a combination of probability-weighted historic and actual bad debts experience with consideration of forward-looking information including changes to economic conditions that would impact its customers (such as unemployment rate and general economic environment for non-individual payors). During the period affected by the COVID-19 pandemic, management’s consideration of those changes to economic conditions included the impact of the COVID-19 pandemic. The aging of the Company’s receivables, net of allowances, is as follows.

AKUMIN INC | Management’s Discussion and Analysis | 2020	19

	As at Dec 31, 2020	As at Dec 31, 2019
Accounts receivable
0 – 90 days	33,226	32,553
91 – 180 days	17,869	19,106
More than 180 days	40,032	31,208

	91,127	82,867

Property and equipment and operating leases right-of-use assets were $206,991 as at December 31, 2020, an increase of $4,377, as compared to $202,614 as at December 31, 2019. This increase is mainly attributable to property and equipment recognized in the purchase price allocations for the 2020 Acquisitions (collectively, $4,215), additions to right of use assets ($10,818), and capital expenditures ($22,308) partly offset by depreciation ($28,704) and net disposals ($4,260).

Intangible assets were $6,748 as at December 31, 2020, a decrease of $2,684, as compared to $9,432 as at December 31, 2019. This decrease is mainly due to amortization recorded in the period.

Goodwill was $360,604 as at December 31, 2020, an increase of $1,801 of as compared to $358,803 as at December 31, 2019. This increase is attributable to goodwill recognized from the 2020 Acquisitions (collectively, $1,675) and working capital settlement adjustments related to 2019 Acquisitions.

Total debt (excluding operating lease liabilities) was $405,559 as at December 31, 2020, an increase of $56,025 as compared to $349,534 as at December 31, 2019. This increase is attributable to gross proceeds under the 2025 Notes ($400,000) and additional borrowings under the Amended May 2019 Loans ($6,300), non-cash interest accretion and paid-in-kind interest ($5,416), loss on revaluation of derivative financial instruments liability ($3,853), loss on extinguishment of the Amended May 2019 Loans ($18,279) and Subordinated Note – Earn-out ($15), allocation of issuance cost of credit facility of Amended May 2019 Loans to November 2020 Revolving Facility ($895) and increase in finance lease liabilities ($7,158), partly offset by loan repayments ($371,524), debt issuance costs ($14,167) and repayment of Subordinated Note – Earn-out ($200).

The Company’s shareholders’ equity was $134,206 as at December 31, 2020, a decrease of $18,313 as compared to $152,519 as at December 31, 2019. This decrease is due to net loss of $20,398 during the year ended December 31, 2020, offset by stock-based compensation of $2,084.

Non-controlling interests were $5,526 as at December 31, 2020, an increase of $982, as compared to $4,544 as at December 31, 2019. In the year ended December 31, 2020 net income attributable to the non-controlling interests was $2,729, partly offset by distributions of $1,747.

As explained above, the Company commenced reporting in GAAP effective for the fiscal year ended December 31, 2020. Prior to that time, the Company reported in IFRS. The comparable information for the table above for the fiscal year ended as at December 31, 2018, under IFRS, was as follows:

1)	Revenue: $154,782;
2)	Net income attributable to shareholders of Akumin: $5,000;
3)	EPS – Basic: $0.09 ; EPS – Diluted: $0.08;
4)	Total assets: $240,778;
5)	Total non-current financial liabilities: $113,789; and
6)	Cash dividends declared (per-share): n/a.

From fiscal 2018 through fiscal year 2020 the Company’s revenues, assets and financial liabilities have grown significantly primarily through acquisitions undertaken in 2018 and 2019. The Company financed these acquisitions through issuance of debt and common equity. The Company’s revenue and net income during fiscal 2020 have been partially impacted by the weak economic environment resulting due to the COVID-19 pandemic. The Company’s net income during fiscal 2019 and 2020 has also been affected by higher interest costs related to increased debt issued to finance acquisitions. For additional discussion relating to the risks affecting the Company, see the “Risk Factors” section below.

AKUMIN INC | Management’s Discussion and Analysis | 2020	20

Selected Financial Information

The following table shows selected quarterly financial information for the past eight quarters:

(in thousands, except EPS)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
RVUs	1,533	1,490	1,094	1,525	1,583	1,435	1,163	1,066
Revenue	58,195	67,125	54,701	71,262	77,026	68,874	53,985	47,551
Adjusted EBITDA	15,861	17,827	14,796	14,968	20,231	18,039	12,290	9,251
Adjusted EBITDA Margin	27%	27%	27%	21%	26%	26%	23%	19%
Depreciation and amortization	5,050	5,251	5,172	4,987	4,228	4,700	3,525	3,134
Interest expense	8,343	8,961	8,014	7,463	7,627	7,664	3,617	1,875
Net income (loss) attributable to shareholders of Akumin	(21,825)	(1,550)	741	2,236	3,273	2,683	687	2,784
EPS – Basic	(0.31)	(0.02)	0.01	0.03	0.05	0.04	0.01	0.04
EPS – Diluted	(0.31)	(0.02)	0.01	0.03	0.05	0.04	0.01	0.04
Effective tax rate (1)	24.1%	24.1%	24.1%	24.1%	24.3%	24.3%	24.3%	24.3%
Adjusted net income (loss) attributable to shareholders of Akumin	1,874	2,743	1,222	1,912	6,345	4,300	3,900	3,214
Adjusted EPS – Basic (2)(3)	0.03	0.04	0.02	0.03	0.09	0.06	0.06	0.05
Adjusted EPS – Diluted (2)(3)	0.03	0.04	0.02	0.03	0.09	0.06	0.06	0.05
Cash	44,396	27,357	28,075	16,620	23,389	17,476	22,018	18,897
Total assets	718,685	710,236	701,928	689,635	683,001	655,126	633,982	370,114
Right of use assets	127,062	132,131	130,739	130,337	126,676	124,955	123,942	108,677
Total assets, excluding right of use assets	591,623	578,105	571,189	559,298	556,325	530,171	510,040	261,437
Total debt	537,858	501,090	498,784	493,210	478,584	453,614	437,662	226,551
Operating lease liabilities	132,299	137,417	135,626	133,380	129,050	126,621	125,011	109,216
Total debt, excluding operating lease liabilities	405,559	363,673	363,158	359,830	349,534	326,993	312,651	117,335
Non-controlling interests	5,526	5,377	4,932	4,723	4,544	4,406	4,272	4,183
Shareholders’ equity (common)	134,206	155,673	156,655	155,348	152,519	148,496	144,960	119,005
Capital (4)	495,369	491,989	491,738	498,558	478,664	458,013	435,593	217,443

(1)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.
(2)	Some quarters may have one-time adjustments and as a result the sum of the quarters in any fiscal year may not equal the contribution of that fiscal year.
(3)	Adjusted EPS means Adjusted net income (loss) attributable to shareholders of Akumin divided by Akumin’s weighted average common shares outstanding for the period (basic or diluted).
(4)	Capital is defined as shareholders’ equity plus total debt excluding operating lease liabilities less cash.

AKUMIN INC | Management’s Discussion and Analysis | 2020	21

Consolidated Statements of Operations & Comprehensive Income (Loss)(1) (in thousands, except EPS)	Year ended Dec 31, 2020	Year ended Dec 31, 2019
Revenue	251,283	247,436
Net income (loss) attributable to shareholders of Akumin	(20,398)	9,428
EPS – Basic	(0.29)	0.14
EPS – Diluted	(0.29)	0.14

(1)	See section Selected Consolidated Statements of Financial Position Information for 2018 information

During the quarterly periods presented above, the Company experienced significant growth through acquisitions. The quarter-to-quarter results have been impacted by the timing of these acquisitions as well as generally weaker business environment since the start of the COVID-19 pandemic. See “Recent Developments” and “Factors Affecting the Comparability of Our Results” of this MD&A for additional information.

Liquidity and Capital Resources

General

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its capital stock, warrants, contributed surplus and debt.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have sufficient liquidity so it can provide its services to its customers and returns to its shareholders. As the Company has primarily grown through acquisitions, it has raised debt and equity to partly finance such transactions. The details regarding such issuances are noted in the 2020 Annual Financial Statements.

As at December 31, 2020, the Company had cash of $44,396. As at December 31, 2020, the Company’s working capital (currents assets excluding cash, less accounts payable and accrued liabilities) was $60,836 (2019 - $60,533). The increase in working capital was partly due to acquisitions made during fiscal 2019, partly offset by higher implicit price concessions during the three-month period ended December 31, 2020. The Company estimates that the deferral regarding payments to its vendors and lessors during 2020 increased its accounts payable by approximately $1 million to $2 million as of December 31, 2020.

As at December 31, 2020, the Company had $389,986 of senior loans payable and finance lease liabilities. As of December 31, 2020, $406 of these liabilities are due within one year. As at December 31, 2020, substantially all of the Company’s assets were pledged as security for senior loans. Under the 2025 Senior Notes, there are no maintenance financial covenants, rather there are incurrence-based covenants. The Company is in compliance with the covenants and has no events of default under the indenture of the 2025 Senior Notes as at December 31, 2020.

As at December 31, 2020, we had operating lease liabilities of $132,299, consisting mainly of leases with remaining term of more than one year, primarily for office space. As of December 31, 2020, $9,346 of these liabilities are due within one year. As at December 31, 2020, the Company had finance lease liabilities of $15,574. As of December 31, 2020, $3,265 of these liabilities are due within one year. The Company believes it is in compliance with the terms of its leases in all material respects.

We believe that our current sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur for at least the next 12 months. Historically, we have financed our growth through acquisitions via both privately issued capital in the equity and/or debt capital markets and publicly issued equity, and we expect to continue to do so. We expect to gain additional access to the public equity and/or debt capital

AKUMIN INC | Management’s Discussion and Analysis | 2020	22

markets to support our growth strategy. There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our credit facility or otherwise to enable us to service our indebtedness, or to make capital expenditures in the future. Our future operating performance and our ability to service or extend our indebtedness will be subject to future economic conditions and to financial, business, and other factors, many of which are beyond our control. See the “Summary of Factors Affecting our Performance” and “Risk Factors” sections of this MD&A for additional information.

Lending Arrangements and Debt

Amended May 2019 Loans

On June 2, 2020, the Company entered into an amendment to its senior credit agreement which amended the credit agreement signed effective May 31, 2019 (such amended credit agreement, the “Amended May 2019 Credit Agreement”). Under the terms of the Amended May 2019 Credit Agreement, the Company received in May 2019 a term loan A and term loan B (“Term Loan A”, “Term Loan B” and collectively, “Term Loans”) having a face value of $66,000 and $266,000, respectively and a revolving credit facility of $50,000, which was increased to $69,000 on June 2, 2020 (the “Revolving Facility”, and together with the Term Loans, the “Amended May 2019 Loans”). Sixteen million dollars of the Term Loan A was subject to a delayed draw, which was drawn by the Company in October 2019 to partially finance the West Palm Beach Acquisition. The term of the Amended May 2019 Loans is five years commencing May 31, 2019. The Amended May 2019 Loans can be increased by an additional $100,000 subject to certain conditions. The proceeds of the Term Loans were used in 2019 to settle the Syndicated Loans for $112,482, the principal outstanding under Subordinated Note and related accrued and unpaid interest for $1,596, partly finance the ADG Acquisitions and Deltona Acquisition in May 2019 and pay related debt issuance costs. As at December 31, 2019, the Amended May 2019 Loans had an amortized cost balance of approximately $338.5 million. In June 2020, the amendment costs related to the Amended May 2019 Credit Agreement were netted against the balance of the Amended May 2019 Loans. This amendment to the credit agreement in June 2020 was considered debt modification for accounting purposes. As at September 30, 2020, the Amended May 2019 Loans had an amortized cost balance of approximately $343.9 million. On November 2, 2020, the Amended May 2019 Loans and related accrued and unpaid interest and costs were settled completely in accordance with the credit agreement for approximately $364 million using proceeds of the 2025 Senior Notes. This settlement of the May 2019 Loans was considered debt extinguishment for accounting purposes and a loss of approximately $18 million was recognized in the consolidated statements of operations and comprehensive income (loss). The settlement of the Revolving Facility was considered debt modification for accounting purposes and a cost of approximately $0.9 million was added to the issuance costs of the November 2020 Revolving Facility.

2025 Loans

On November 2, 2020, the Company closed its previously announced offering of $400 million of aggregate principal amount of 7.0% senior secured notes due November 1, 2025. The net proceeds from this offering were used to repay in full the Amended May 2019 Term Loans, Revolving Facility, and net derivative financial instrument liabilities, in accordance with respective contracts, and to pay related financing fees and expenses. The balance of approximately $19 million was retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by the Company and each of its direct or indirect wholly owned subsidiaries, including professional service affiliates of the Company, and secured against substantially all of the assets of the Company and the guarantors pari passu with the security granted in connection with the November 2020 Revolving Facility. On November 2, 2020, the 2025 Senior Notes were issued at their face value of $400 million. The management determined the fair value of the 2025 Senior Notes to be their face value net of debt issuance costs of approximately $11.5 million. As at December 31, 2020, the 2025 Senior Notes had a face value of $400 million and an amortized cost balance of approximately, $389 million.

As discussed above under “Recent Developments – Subsequent Events,” the Company completed a further offering of $75 million of the New Notes on February 11, 2021. The New Notes were offered as additional notes under the same indenture as the previously issued 2025 Senior Notes and will be treated as a single series with the 2025 Senior Notes.

AKUMIN INC | Management’s Discussion and Analysis | 2020	23

November 2020 Revolving Facility

Concurrently with the closing of the 2025 Senior Notes, the Company entered into the November 2020 Revolving Credit Agreement with BBVA USA, as administrative and collateral agent, and other financial institutions, as lenders, to provide a senior secured revolving credit facility in an aggregate principal amount of $55 million, with sub-limits for the issuance of letters of credit and for swingline loans. The November 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes (and the New Notes). The November 2020 Revolving Facility will mature on the date that is five years after the issue date; provided that, if more than $50 million in aggregate principal amount of the 2025 Senior Notes is outstanding on the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date, then the November 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date.

The availability of borrowings under the November 2020 Revolving Facility is subject to customary terms and conditions. The November 2020 Revolving Facility was undrawn at November 2, 2020. The issuance costs related to this credit facility were approximately $2.0 million (including approximately $0.9 million related to the previous Revolving Facility since the settlement of the Revolving Facility was considered debt modification for accounting purposes). These costs are included in security deposits and other assets in the balance sheet and are being amortized to interest expense over the term of the 2025 Revolving Facility. As at December 31, 2020, the November 2020 Revolving Facility had a face value and amortized cost balance of $nil (2019 - $nil).

Wesley Chapel Loan

The Company, through a subsidiary, has a purchase money secured loan (the “Wesley Chapel Loan”) having a face value of $2,000 as of August 15, 2018 which has been used to finance the purchase of equipment and related installation at a clinic location near Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023, has monthly repayments of $38 and is secured only against the equipment financed. The Wesley Chapel Loan was recognized at fair value of $1,908 on August 15, 2018 using an effective interest rate. As of December 31, 2020, the face value of the Wesley Chapel Loan was $1,129 (amortized cost of $1,080).

Subordinated Note – Earn-out

As part of an acquisition, a wholly owned indirect subsidiary of the Company assumed a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the “Subordinated Note”) with a face value of $1,500 and a term of four years. The Subordinated Note was recognized at fair value of $1,491 on May 11, 2018 using an effective interest rate. Interest on the Subordinated Note is accrued and added to the principal amount on each anniversary of the Subordinated Note agreement.

In accordance with the terms of the Subordinated Note, the Company used part of the proceeds of the Term Loans to settle the principal outstanding under Subordinated Note on May 31, 2019 together with accrued and unpaid interest, for $1,596 (face value of $1,500 and accrued interest of $96). The Company also recorded a fair value loss of $7 on the extinguishment of the Subordinated Note, which was reflected in the consolidated statements of operations and comprehensive income (loss).

The principal balance of the Subordinated Note was subject to increase by an earn-out (the “Subordinated Note - Earn-out”) of up to an additional $4.0 million during the three-calendar year period beginning on January 1, 2019 and ending on December 31, 2021, subject to the satisfaction of certain revenue-based milestones. Management estimated the fair value of the Subordinated Note – Earn-out as at May 11, 2018 of $161. The Subordinated Note - Earn-out was revalued at $200 as at September 30, 2020 and the change in fair value was recognized in the consolidated statement of operations and comprehensive income (loss). The Company entered into a settlement with the holders of the Subordinated Note – Earn-out to fully settle and terminate the Subordinated Note – Earn-out for $200 on October 23, 2020.

ADG Acquisition Earn-out

A portion of the purchase price payable in respect of the Company’s acquisition of its Georgia business on May 31, 2019, was subject to an earn-out (the “ADG Acquisition Earn-out”) based on its annualized revenues earned in the first

AKUMIN INC | Management’s Discussion and Analysis | 2020	24

two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital.

Management estimated the fair value of the ADG Acquisition Earn-out liability as at the acquisition date at approximately $14.7 million based on a discount rate of approximately 7% and management’s estimated probability weighted range of the ADG Acquisition – Earn-out liability. Subsequently, the ADG Acquisition Earn-out liability estimate was revalued at approximately $14.8 million as at December 31, 2019, approximately $8.3 million as at March 31, 2020 and at approximately $6.2 million as at June 30, 2020. The respective changes in fair value were recognized in financial instruments revaluation in the consolidated statements of operations and comprehensive income (loss). As of September 30, 2020, this liability was revalued at approximately $9.4 million based on a settlement reached in November 2020 pursuant to the terms of the purchase agreement with the representatives of the sellers of the Company’s Georgia business and the change in fair value was recognized in financial instruments revaluation in the consolidated statements of operations and comprehensive income (loss). Fifty percent of this liability was paid in November 2020 and the balance is to be paid in May 2021 pursuant to the process outlined in the related purchase agreement, a copy of which is in the Company’s public disclosure at www.sedar.com and www.sec.gov. During the twelve month period ended December 31, 2020, the Company recognized a gain of approximately $5.5 million due to changes in fair value of the ADG Acquisition Earn-out liability (2019 – loss of approximately $0.1 million).

Contractual Obligations

The following table summarizes our significant contractual obligations as at December 31, 2020:

Payment Schedule (in $ 000s)	Total	Less than 12 months	13-36 months	37-60 months	More than 60 months
Accounts payable and accrued liabilities	35,579	34,233	1,346	-	-
2025 Notes	400,000	-	-	400,000	-
Wesley Chapel Loan	1,129	406	723	-	-
Earn-out liability	4,689	4,689	-	-	-
Leases	240,718	22,291	42,416	36,658	139,353
Total	682,115	61,619	44,485	436,658	139,353

Financial Instruments

The Company’s financial instruments at December 31, 2020 consisted of cash, accounts receivable, accounts payable and accrued liabilities, 2025 Senior Notes, Wesley Chapel Loan, ADG Acquisition Earn-out, and leases. The fair values of these financial instruments, except the 2025 Senior Notes, Wesley Chapel Loan, and ADG Acquisition Earn-out, approximate carrying value because of their short-term nature. The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the normalized expected market rates of interest is insignificant. Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution to mitigate interest rate risk under the variable interest rate Syndicated Loans. The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000 as of November 14, 2018). The termination date of this arrangement is August 31, 2021. This derivative financial instrument was terminated and settled completely on November 2, 2020.

Effective July 31, 2019, the Company entered into an interest rate collar contract most recently amended in February 2020, with a financial institution in order to mitigate interest rate risk under the Amended May 2019 Loans. This derivative financial instrument has an underlying notional amount of 100% of the face value of Term Loan B ($266,000 as at July 31, 2019) and a termination date of July 31, 2022 with (i) a cap rate of 3.00% (LIBOR) per annum and (ii) a floor rate of 1.1475% (LIBOR) per annum. This derivative financial instrument was terminated and settled completely on November 2, 2020.

AKUMIN INC | Management’s Discussion and Analysis | 2020	25

Financial assets measured at amortized cost include cash and accounts receivable. Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, leases, 2025 Senior Notes and Wesley Chapel Loan. Amortization is recorded using the effective interest rate method. The Company classifies the derivative financial instruments as financial assets or liabilities at fair value through profit or loss. The Company classifies the Subordinated Note – Earn-out and ADG Acquisition Earn-out, as financial liabilities at fair value through profit or loss. The Subordinated Note – Earn-out was terminated and settled completely on October 23, 2020 for a payment of $200. The value of the ADG Acquisition Earn-out was determined to be $9.4 million and will be paid and satisfied in accordance with the underlying agreement as discussed above.

The Company’s financial instruments are exposed to certain financial risks including credit risk, liquidity risk, currency risk and interest rate risk. Refer to note 16 of the 2020 Annual Financial Statements for further discussion regarding risk management arising from financial instruments.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions except for letters of credit of approximately $100 as at December 31, 2020. The letters of credit provide security to certain landlords for the Company’s obligations under certain real estate leases. The letters of credit are cash collateralized with the financial institutions that issued the letters of credit.

Share Information

As of the date of this MD&A, we have 70,178,428 common shares issued and outstanding. If all of the stock options of the Company that have been issued and are outstanding pursuant to our stock option plan were to be exercised, including options that are not yet exercisable, we would be required to issue up to an additional 5,830,120 common shares, or approximately 8.31% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

In addition, if all of RSUs that have been issued and are outstanding pursuant to the RSU plan of the Company were to be exercised, including RSUs that are not yet exercisable, we would be required to issue up to an additional 779,032 common shares, or approximately 1.11% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

As of the date of this MD&A, there are no warrants of the Company outstanding.

Related Party Transactions

In the normal course of business, the Company engages in transactions with its wholly owned and controlled subsidiaries. Balances and transactions between the Company and its wholly owned and controlled subsidiaries have been eliminated on consolidation in the 2020 Annual Financial Statements.

The Company transacts with key individuals from management who have the authority to plan, direct, and control the activities of the Company, including through employment agreements and stock-based compensation plans. Key management personnel are defined as the executive officers of the Company and the board of directors, including the President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Chief Financial Officer and Corporate Secretary and Senior Vice Presidents.

On November 1, 2020, the Company acquired for $400 an MRI machine from an entity in which an officer of a subsidiary of the Company holds a significant interest, which has been paid in full. The MRI machine is to be installed in one of the Company’s diagnostic imaging facilities in Florida. There are no ongoing contractual or other commitments resulting from the transaction.

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Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

Accounts Receivable

Accounts receivable are generally non-interest bearing, unsecured obligations due from patients and third-party payers. They are recognized initially at net realizable value and are subsequently measured at amortized cost less loss allowances. In addition to the implicit price concessions considered and recorded when the service was performed, at each reporting period, the Company estimates the expected credit losses based on a combination of probability-weighted historic and actual bad debts experience with consideration of forward-looking information including changes to economic conditions that would impact its customers (such as unemployment rate and general economic environment for non-individual payors). During the period affected by the COVID-19 pandemic, management’s consideration of those changes to economic conditions included the impact of the COVID-19 pandemic.

Accounts receivable are considered to be in default when customers have failed to make the contractually required payments when due. Implicit price concessions are recorded as a reduction in revenue with an offsetting amount reducing the carrying value of the receivable. When a receivable is considered uncollectible, the receivable is written off against the allowance for bad debts account.

Impairment of Goodwill and Long-Lived Assets

Goodwill is recognized as the fair value of the consideration transferred, less the fair value of the net identifiable assets acquired and liabilities assumed, as at the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to reporting units that are expected to benefit from the synergies of the combination. The determination of reporting units and the level at which goodwill is monitored requires judgment by management. The Company’s reporting units generally represent individual business units below the level of the Company’s operating segment. Goodwill is tested annually for impairment as at October 1 or whenever indicators of impairment are present by comparing the carrying amount of the reporting units against its fair value.

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If any indication exists, the Company estimates the recoverable amount.

The Company assesses the recoverability of the assets based on the undiscounted future cash flows expected from the use and eventual disposition of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded.

Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset or in the case of assets we expect to sell, at fair value less costs to sell.

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Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statements of operations and comprehensive income (loss). Current income tax expense represents the amount of income taxes payable based on tax law that is enacted at the reporting date and is adjusted for changes in estimates of tax expense recognized in prior periods. A current tax liability or asset is recognized for income taxes payable, or paid but recoverable, in respect of all periods to date.

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is more likely than not that future taxable income will be available to utilize such amounts. Deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that the related tax benefits will be realized. When it appears more likely than not that deferred taxes will not be realized, a valuation allowance is recorded to reduce the deferred tax asset to its estimated realizable value. For net deferred tax assets, estimates of future taxable income are considered in determining whether net deferred tax assets are more likely than not to be realized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Business Combinations

The Company accounts for business combinations using the acquisition accounting method. The total purchase price is allocated to the assets acquired and liabilities assumed based on fair values as at the date of acquisition. Goodwill as at the acquisition date is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquired company over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Any non-controlling interests in the acquired company are measured at their fair value. Best estimates and assumptions are used in the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date. These estimates and assumptions are inherently uncertain and are subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations and comprehensive income (loss) in the period in which the adjustments were determined.

Disclosure Controls and Procedures and Internal Controls

Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with GAAP. In designing such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

There were no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As at December 31, 2020, we have assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures using the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 framework. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these controls and procedures are effective.

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Risk Factors

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s annual information form dated March 31, 2021 for its fiscal year ended December 31, 2020 (the “Annual Information Form”), which is available in the Company’s public filings at www.sedar.com and www.sec.gov.

In addition, we are exposed to a variety of financial risks in the normal course of operations, including risks relating to cash flows from operations, liquidity, capital reserves, market rate fluctuations and internal controls over financial reporting. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Financial risk management is carried out under practices approved by our Audit Committee. This includes reviewing and making recommendations to the board of directors regarding the adequacy of our risk management policies and procedures regarding identification of the Company’s principal risks, and implementation of appropriate systems and controls to manage these risks.

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IFRS to GAAP Reconciliation

The Company’s historical financial statements were previously presented under IFRS up to and including the Company’s September 30, 2020 interim report.

The conversion from IFRS to GAAP resulted in adjustments to the Company’s balance sheet and statement of operations and comprehensive income for the year ended December 31, 2019, as well as adjustments to the Company’s interim balance sheets and statements of operations and comprehensive income for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020. All financial data contained within this document has been restated and presented in accordance with GAAP. A summary of the impact of conversion from IFRS to GAAP on the Company’s statement of operations and comprehensive income and balance sheet for the year ended December 31, 2019 is presented below.

(in thousands)	2019 financial information - reconciliation between GAAP and IFRS	Dec 31, 2019
a)	Total assets under IFRS	663,384

	Adjustments	19,617

	Total assets under GAAP	683,001

b)	Total liabilities under IFRS	521,788

	Adjustments	4,149

	Total liabilities under GAAP	525,937

c)	Total shareholders’ equity under IFRS	141,596

	GAAP adjustments from a) and b)	15,468

	Total shareholders’ equity under GAAP	157,064

d)	Net income and comprehensive income attributable to common shareholders under IFRS	6,451

	Adjustments	2,977

	Net income and comprehensive income attributable to common shareholders under GAAP	9,428

The 2019 GAAP balance sheet has higher net assets relative to the IFRS balance sheet mainly due to:

•	an increase in goodwill under GAAP due to recording non-controlling interests at estimated fair value related to the Texas Acquisition in 2017;
•

higher right-of-use net assets under GAAP due to lower accumulated amortization relative to that under IFRS 16. Also, partly due to inclusion of low value leases in right-of-use assets under GAAP, which were excluded under IFRS 16;

•	a decrease in the carrying value of Amended May 2019 Loans due to treatment of debt modification adjustment under GAAP as a result of settlement of previous loans in May 2019; and
•	the increase in net assets is partly offset by the net increase in deferred tax liability.

The 2019 GAAP statement of operations and comprehensive income has higher net income relative to that under IFRS mainly due to:

•	lower notional amortization of right of use assets under GAAP than the amortization under IFRS 16;
•	lower expense due to debt modification adjustment under GAAP as a result of settlement of loans in May 2019; and
•	this increase is partly offset by net increase in deferred tax expense mainly due to changes in net assets during 2019.

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Additional Information

Additional information relating to the Company, including the Annual Information Form, is available in the Company’s public filings at www.sedar.com and www.sec.gov. The Company’s common shares are listed for trading on the NASDAQ and the Toronto Stock Exchange under the symbol “AKU”.

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